Group Member Tag: Charmenz Guagenti

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

ESCALADE, INCORPORATED
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

296056-10-4
(CUSIP Number)

December 31, 2002
(Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [   ] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 6 Pages

CUSIP No. 296056-10-4	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON
S.S. or I.R.S. Identification No. of Above Person

     Andrew Guagenti (###-##-####) and Charmenz Guagenti (###-##-####) filing together and as a group, but each disclaiming any rights in the holdings of the other.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) * (b) ______

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

NUMBER OF	5.	SOLE VOTING POWER
SHARES		564,006
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY		-0-
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		564,006
PERSON	8.	SHARED DISPOSITIVE POWER
WITH		-0-

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Andrew Guagenti owns 220,065 shares in his name, in his directed IRA, or as a Trustee. Charmenz Guagenti owns 343,941 shares in her name, in her directed IRA, or as Trustee.

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         None.

CUSIP No. 296056-10-4	13G	Page 3 of 6 Pages

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     Andrew Guagenti, individually and as Trustee, owns 3.38% of the common stock of the Issuer and Charmenz Guagenti, individually and as Trustee, owns 5.28% of the common stock of the Issuer. Together they own 8.67% of the common stock of the Issuer.

12.  TYPE OF REPORTING PERSON*

          IN

CUSIP No. 296056-10-4	13G	Page 4 of 6 Pages

ITEM 1

(a)  NAME OF ISSUER: Escalade, Incorporated

(b)  ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

817 Maxwell Avenue Evansville, IN 47717

ITEM 2

(a)  NAME OF PERSON FILING: Andrew Guagenti and Charmenz Guagenti

(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

216 Water Street Newburgh, IN 47620

(c)  CITIZENSHIP: All reporting persons on this Schedule 13G are American citizens.

(d)  TITLE OF CLASS OF SECURITIES: Common Stock, no par value

(e)  CUSIP NUMBER: 296056-10-4

ITEM 3

     This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b). This statement is filed pursuant to Rule 13d-1(c)[x].

ITEM 4

OWNERSHIP

(a)  AMOUNT BENEFICIALLY OWNED:

     Andrew Guagenti owns 220,065 shares in his name, in his directed IRA, or as Trustee. Charmenz Guagenti owns 343,941 shares in her name, in her directed IRA, or as Trustee.

CUSIP No. 296056-10-4	13G	Page 5 of 6 Pages

(b)  PERCENT OF CLASS:

     Andrew Guagenti, individually and as Trustee, owns 3.38% of the common stock of the Issuer and Charmenz Guagenti, individually and as Trustee, owns 5.28% of the common stock of the Issuer. Together they own 8.67% of the common stock of the Issuer.

(c)	(i)	SOLE VOTING POWER: 564,006
	(ii)	SHARED VOTING POWER: -0-
	(iii)	SOLE DISPOSITIVE POWER: 564,006
	(iv)	SHARED DISPOSITIVE POWER: -0-

ITEM 5

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable

ITEM 6

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable

ITEM 7

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
PARENT HOLDING COMPANY:

Not Applicable

ITEM 8

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

CUSIP No. 296056-10-4	13G	Page 6 of 6 Pages

ITEM 9

NOTICE OF DISSOLUTION OF GROUP

Not Applicable

ITEM 10

CERTIFICATION

     By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2003

/s/ Andrew Guagenti ANDREW GUAGENTI

/s/ Charmenz Guagenti CHARMENZ GUAGENTI